UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56538

FIDELITY PRIVATE CREDIT COMPANY LLC*

(Exact name of registrant as specified in its charter)

Address:

245 Summer Street, Boston, Massachusetts 02210 Telephone number:

(617) 563-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

Pursuant to the Agreement and Plan of Merger dated as of March 25, 2026, by and among Fidelity Private Credit Company LLC (the “Company”), Fidelity Private Credit Company II LLC (“Fund II”) and Fidelity Diversifying Solutions LLC, the Company merged with and into the Fund II, with the Fund II as the surviving company, at which time the separate limited liability company existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Fund II, as successor by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Fidelity Private Credit Company LLC (formerly known as Fidelity Private Credit Company II LLC), as successor by merger to Fidelity Private Credit Company LLC

Date: July 31, 2026	By:	/s/ Heather Bonner
Name: Heather Bonner Title: Authorized Person